February 5, 2019

Gerard Stascausky
Managing Director, Iron Bridge Management Group, LLC
Iron Bridge Mortgage Fund LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

       Re: Iron Bridge Mortgage Fund LLC
           Form 1-A POS filed January 17, 2019
           File No. 024-10777

Dear Mr. Stascausky :

      We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A POS filed January 17, 2019

General

1. Please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and Instruction 1 to Form
       1-A for guidance.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gerard Stascausky
Iron Bridge Mortgage Fund LLC
February 5, 2019
Page 2

       You may contact Kim McManus at 202-551-3215 or Erin E. Martin, Legal Branch Chief, at 202-551-3391 with any questions.



                                                       Sincerely,
FirstName LastNameGerard Stascausky
                                                       Division of Corporation
Finance
Comapany NameIron Bridge Mortgage Fund LLC
                                                       Office of Real Estate
and
February 5, 2019 Page 2                                Commodities
FirstName LastName